Mail Stop 4561

July 24, 2008

John C. Hansen
Executive Vice President and
Chief Financial Officer
Santa Lucia Bancorp
7480 El Camino Real
Atascadero, California 93422

> **RE:** **Santa Lucia Bancorp**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 21, 2008**
> **File No. 000-51901**

Dear Mr. Hansen,

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief